UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

William J. Tuttle

Proskauer Rose LLP

1001 Pennsylvania Avenue NW

Suite 600 South

Washington, DC 20004

(202) 416-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108	13D	Page 2 of 16 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 23,689,023
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,689,023

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,689,023
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.8%
14	Type of Reporting Person PN

CUSIP No. 67401P 108	13D	Page 3 of 16 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 23,689,023 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,689,023 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,689,023 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.8%
14	Type of Reporting Person CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 67401P 108	13D	Page 4 of 16 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF; OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 276,000 (1)
	8	Shared Voting Power 23,689,023 (2)
	9	Sole Dispositive Power 276,000 (1)
	10	Shared Dispositive Power 23,689,023 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,965,023 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.0%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.
(2)	Solely in its capacity as the sole stockholder of Oaktree Holdings, Inc.
(3)	Solely in its capacity as the managing member of Oaktree Holdings, LLC or the sole stockholder of Oaktree Holdings, Inc., as applicable.

CUSIP No. 67401P 108	13D	Page 5 of 16 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF; OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 276,000 (1)
	8	Shared Voting Power 23,689,023 (1)
	9	Sole Dispositive Power 276,000 (1)
	10	Shared Dispositive Power 23,689,023 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,965,023 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.0%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

CUSIP No. 67401P 108	13D	Page 6 of 16 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 276,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 276,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. 67401P 108	13D	Page 7 of 16 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 276,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 276,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 67401P 108	13D	Page 8 of 16 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 276,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 276,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 67401P 108	13D	Page 9 of 16 Pages

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 1, 2017 (“Amendment No. 1”, together with the Original Statement, the “Prior Statements”), is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

Item 2. Identity and Background

Item 2 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) - (c) and (f)

This Schedule 13D is being filed jointly, pursuant to an amended and restated joint filing agreement, by (i) Oaktree, a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, whose principal business is to provide investment advisory services to investment funds and accounts; (ii) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons and to hold limited partnership interests in such entities; (iii) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; (iv) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the manager of OCG; (v) Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to serve as, and perform the functions of the general partner of Oaktree Fund GP I, L.P. and to invest in securities; (vi) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I and to hold limited partnership interests in Oaktree Capital I; and (vii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings” and, together with Oaktree, Holdings, Inc., OCG, OCGH GP, Oaktree Capital I and Holdings I, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I.

The Reporting Persons have entered into an amended and restated joint filing agreement, dated as of May 14, 2019, a copy of which is attached hereto as Exhibit 1.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is incorporated by reference into this Item 2. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is amended and restated in their entirety as follows:

Beneficial ownership of the shares of Common Stock set forth on the cover pages to this Schedule 13D (the “Subject Equity”) is being reported on this Schedule 13D solely because the Reporting Persons may be deemed to have beneficial ownership of the Subject Equity as a result of (i) the relationships and matters described under Item 6 of this Schedule 13D and this Item 3 and/or (ii) purchases of shares of Common Stock by Oaktree Capital I, as applicable.

CUSIP No. 67401P 108	13D	Page 10 of 16 Pages

On July 13, 2017, Oaktree entered into the Voting Agreement described in Item 6 of this Schedule 13D with Fifth Street Holdings L.P. (“FSH”), Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation, 777 West Putnam Avenue LLC and the Tannenbaum Family 2012 Trust (collectively, the “Tannenbaum Stockholders”) pursuant to which each of the Tannenbaum Stockholders agreed to vote their shares of Common Stock at the direction of Oaktree. The Tannenbaum Stockholders entered into the Voting Agreement as condition of and an inducement to Oaktree’s willingness to enter into the Asset Purchase Agreement described in Item 6 of this Schedule 13D. Upon the acquisition of any additional shares of Common Stock by the Tannenbaum Stockholders, such additional shares will be included under the Voting Agreement, and the Reporting Persons may be deemed to have beneficial ownership of such additional shares, if any, to the extent such Reporting Person is covered by the Voting Agreement.

No payments were made by or on behalf of any Reporting Person in connection with the execution of the Voting Agreement.

Oaktree Capital I used available funds to purchase 138,000 shares of Common Stock on the open market at a weighted average purchase price per share of $4.7988 on December 13, 2017 and an additional 138,000 shares of Common Stock on the open market at a weighted average purchase price per share of $4.7763 on December 14, 2017.

Item 5. Interest in Securities of the Issuer

Items 5(a) – 5(c) of the Prior Statements are amended and restated in their entirety as follows:

As a result of the Voting Agreement described in Item 6 of the Original Statement and Item 3 above among Oaktree and the Tannenbaum Stockholders, Oaktree may be deemed to be beneficially own 23,689,023, or approximately 16.8%, of the issued and outstanding shares of Common Stock, which shares of Common Stock are held by the Tannenbaum Stockholders (the “Tannenbaum Shares”).

As a result of Oaktree Capital I purchasing 276,000 shares of Common Stock in the open market (the “Oaktree Shares”), Oaktree Capital I may be deemed to beneficially own 276,000, or approximately 0.2%, of the issued and outstanding shares of Common Stock.

Holdings, Inc., in its capacity as the general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

OCG, in its capacity as the sole stockholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities beneficially owned by Oaktree. Additionally, OCG, in its capacity as the sole stockholder of Holdings, Inc., has the ability to direct the management of Holdings, Inc.’s business, including the power to direct the decisions of Holdings, Inc. regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCG may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

In addition, OCG, in its capacity as managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCGH GP, in its capacity as the manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Tannenbaum Shares and the Oaktree Shares.

Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Oaktree Capital I regarding the voting and disposition of securities held by Oaktree Capital I. Therefore, Holdings I may be deemed to have indirect beneficial ownership of the Oaktree Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by Holdings I. Therefore, Holdings may be deemed to have indirect beneficial ownership of the Oaktree Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 67401P 108	13D	Page 11 of 16 Pages

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than John B. Frank, who beneficially owns 53,634 shares of Common Stock (of which (i) 28,784 shares are held directly by Mr. Frank and (ii) 24,850 shares are held by a member of Mr. Frank’s family and he may be deemed to have voting and/or investment power with respect to, but he has no pecuniary interest in, such shares); provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Mr. Frank with respect to shares of Common Stock directly owned by him.

Item 7. Materials to be Filed as Exhibits

Exhibit 1 of the Original Statement is replaced with the Amended and Restated Joint Filing Agreement, by and among the Reporting Persons, dated as of May 14, 2019, filed with this Amendment No. 2.

CUSIP No. 67401P 108	13D	Page 12 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 14, 2019

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

CUSIP No. 67401P 108	13D	Page 13 of 16 Pages

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

CUSIP No. 67401P 108	13D	Page 14 of 16 Pages

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel, and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.